SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   Sonat Inc.
             (Exact Name of Registrant as Specified in its Charter)


               Delaware                               63-0647939
      (State of Incorporation or           (IRS Employer Identification No.)
             Organization)
                               AmSouth-Sonat Tower
                            Birmingham, Alabama 35203
               (Address of Principal Executive Offices) (Zip Code)

If this form relates to the             If this form relates to the registration
registration of a class of securities   of a class of securities pursuant to
pursuant to Section 12(b) of the        Section 12(g) of the Exchange Act and is
Exchange Act and is effective pursuant  effective pursuant to General
to General Instruction A.(c), please    Instruction A. (d)(2), please check the
check the following box: [X]            following box: [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class               Name of each exchange on which
          to be so registered               each class is to be registered
          -------------------               ------------------------------

      Preference Share Purchase Rights      New York Stock Exchange, Inc.
                                            Pacific Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)



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            The undersigned registrant hereby amends Items 1 and 2 of its
Registration Statement on Form 8-A (File No. 1- 7179), filed with the Securities and Exchange Commission on January 11, 1996, as set forth below.

Item 1.  Description of Registrant's Securities to Be Registered

            On March 13, 1999, Sonat Inc. (the "Company") and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), entered into Amendment No. 2 (the "Amendment No. 2") to the Rights Agreement, dated as of January 8, 1996, between the Company and the Rights Agent, as amended by Amendment No. 1 (the "Amendment No. 1") to the Rights Agreement, dated as of November 22, 1997 (the "Rights Agreement").

            On December 1, 1995, the Board of Directors of the Company declared a dividend of one preference share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend was paid on February 3, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preference stock, par value $1.00 per share (the "Preference Shares"), of the Company at a price of $120 per one one-hundredth of a Preference Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

            Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right



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Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on February 3, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then-current market price of the Preference Shares or (iii) upon the distribution to holders of the Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preference Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-hundredths of a Preference Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

            Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preference Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preference Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preference Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

            Because of the nature of the Preference Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preference Share purchasable upon exercise of each Right should approximate the value of one Common Share.

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the



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Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

            At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preference Share (or of a share of a class or series of the Company's preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preference Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading day prior to the date of exercise.

            At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business



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combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

            The Rights Agreement specifying the terms of the Rights (including the form of the Certificate of Designations setting forth the terms of the Preference Shares as an exhibit thereto) and the form of press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing summary of the Rights Agreement is qualified in its entirety by reference to the full text of such exhibit.

            Amendment No. 1 to Rights Agreement. The Amendment No. 1 provides that, among other things, no Zilkha Entity (defined as each of Selim K. Zilkha and Michael Zilkha (the "Initial Holders"), each member of the immediate family of any of the Initial Holders, and any trust holding Common Shares solely for the benefit of the Initial Holders or the members of their immediate family)will be deemed to be an Acquiring Person solely as a result of the acquisition of Common Shares pursuant to the Agreement and Plan of Merger, dated as of November 22, 1997 (the "Zilkha Merger Agreement"), by and between the Company and Zilkha Energy Company, a Delaware corporation, as long as (a) all Zilkha Entities do not beneficially own in the aggregate a number of Common Shares representing in excess of the Permitted Percentage (as defined in the Amendment No. 1), and (b) no Zilkha Entity or any of their Affiliates or Associates acquires any additional Common Shares other than Common Shares issued pursuant to the Zilkha Merger Agreement.

            In addition, under the Rights Agreement as amended by Amendment No. 1, no Zilkha Entity will be deemed an Acquiring Person if (i) the Permitted Percentage is exceeded as a result of an acquisition of Common Shares by the Company which reduces the number of Common Shares outstanding or otherwise increases the percentage of outstanding Common Shares owned by the Zilkha Entities, or (ii) Common Shares acquired by the Zilkha Entities are acquired as a result of a stock split, stock dividend or similar distribution made generally to all holders of Common Stock. The Amendment No. 1 further provides that if the Company's Board of Directors determines in good faith that a Zilkha Entity becomes an Acquiring Person inadvertently, and such Zilkha Entity immediately divests a sufficient number of Common Shares so that such Zilkha Entity would no longer be an Acquiring Person, then such Zilkha Entity will not be deemed to be an Acquiring Person.

            The Amendment No. 1 is attached hereto as an exhibit and is incorporated herein by reference. The foregoing summary of the Amendment No. 1 is qualified in its entirety by reference to the full text of such exhibit.

            Amendment No. 2 to Rights Agreement. The Amendment No. 2 provides, among other things, that neither El Paso Energy Corporation, a Delaware corporation ("El Paso"), Merger Sub nor Surviving Corporation (as those terms are defined in the Amendment No. 2), nor any of their Affiliates or Associates will be deemed to be an Acquiring Person by virtue of the approval, execution or delivery of the Agreement and Plan of Merger, dated as of March 13, 1999 (the "El Paso Merger Agreement"), by and between the Company and El Paso,



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the Stock Option Agreements (as defined in the El Paso Merger Agreement) or the
Voting Agreements (as defined in the El Paso Merger Agreement) or the consummation of the transactions contemplated by such agreements. In addition the Amendment No. 2 provides that a Distribution Date will not be deemed to occur as a result of the execution of the El Paso Merger Agreement, the Stock Option Agreements and the Voting Agreements, the consummation of the transactions contemplated thereby or the announcement of any of the foregoing transactions.

            The Amendment No. 2 further provides that the Final Expiration Date will be February 3, 2006 or, if earlier, immediately prior to the consummation of the merger of the Company with El Paso or an affiliate thereof (the "El Paso Merger").

            The Amendment No. 2 also adds a new Section 34 to the Rights Agreement, providing that notwithstanding any other provision of the Rights Agreement, as amended by the Amendment No. 2, neither the approval, execution or delivery of the El Paso Merger Agreement, the Stock Option Agreements or the Voting Agreements, nor the consummation of the transactions contemplated by such agreements, will be deemed to be an event described in Section 11(a)(ii) or
Section 13 of the Rights Agreement, nor will such performance or consummation result in the occurrence of a Shares Acquisition Date, a Distribution Date or any other separation of the Rights from the underlying Common Shares, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including giving the holders of the Rights the right to acquire securities of any party to the El Paso Merger Agreement, the Stock Option Agreements or the Voting Agreements.

            If the Merger Agreement is terminated without the effective time of the El Paso Merger having occurred, the Amendment No. 2 automatically will be null and void.

            The Amendment No. 2 is attached hereto as an exhibit and is incorporated herein by reference. The foregoing summary of the Amendment No. 2 is qualified in its entirety by reference to the full text of such exhibit.



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Item 2.  Exhibits

        1.  Rights Agreement, dated as of January 8, 1996, between Sonat
            Inc. and Chemical Mellon Shareholder Services, L.L.C., which includes the form of Certificate of Designations setting forth the terms of the Series A Participating Preference Stock, par value $1.00 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares.*

        2. Letter, dated as of February 3, 1996, from the Board of Directors of Sonat Inc. to Stockholders.*

        3. Amendment No. 1 to Rights Agreement, dated as of November 22, 1997, between Sonat Inc. and Chemical Mellon Shareholder Services, L.L.C.**

        4. Amendment No. 2 to Rights Agreement, dated as of March 13, 1999, between Sonat Inc. and ChaseMellon Shareholder Services, L.L.C.


      ------------------------

      *    Previously filed.

      ** Incorporate by reference to Exhibit 4.1 to the Sonat Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 4, 1998.



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                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  April 26, 1999

                                   SONAT INC.


                                       By   /s/ William A. Smith
                                         ------------------------------------
                                         Name:  William A. Smith
                                         Title: Executive Vice President and
                                                General Counsel











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                                  EXHIBIT LIST


        1. Rights Agreement, dated as of January 8, 1996, between Sonat Inc. and Chemical Mellon Shareholder Services, L.L.C., which includes the form of Certificate of Designations setting forth the terms of the Series A Participating Preference Stock, par value $1.00 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares.*

        2. Letter, dated as of February 3, 1996, from the Board of Directors of Sonat Inc. to Stockholders.*

        3. Amendment No. 1 to Rights Agreement, dated as of November 22, 1997, between Sonat Inc. and Chemical Mellon Shareholder Services, L.L.C.**

        4. Amendment No. 2 to Rights Agreement, dated as of March 13, 1999, between Sonat Inc. and ChaseMellon Shareholder Services, L.L.C.


     ---------------------

      *    Previously filed.

      ** Incorporate by reference to Exhibit 4.1 to the Sonat Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 4, 1998.



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